Sichenzia Ross Friedman Ference LLP
                  1065 Avenue of the Americas New York NY 10018
                 Tel 212 930 9700 Fax 212 930 9725 www.srff.com

                                  July 29, 2005

Wilson K. Lee
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

         Re: Australian Agriculture and Property Development Corporation Form 10-KSB for the year ended 12/31/2004
                  Filed 5/19/2005
                  Form 10-QSB for the period ended 3/31/2005
                  Filed 5/23/2005
                  File No. 000-32467

Dear Mr. Lee:

      The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated June 29, 2005 relating to the Form 10-KSB for the year ended December 31, 2004 and the Form 10-QSB for the period ended March 31, 2005 of Australian Agriculture and Property Development Corporation (the "Company"). On behalf of the Company, we respond as follows:

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements and Notes

General

1. Advise us how your presentation of financial statements on a combined basis complies with Rules 3-01 and 3-02 of Regulation S-X which requires presentation of primary financial statements on a consolidated basis.

       Answer

       The Company consists of three companies none of which were owned by the other. They were individual companies that were owned by the same individual shareholders. For the reverse merger, they were combined and the combined equity of the private companies was eliminated and replaced with the equity of the publicly traded company.

Combined Statement of Stockholders' Equity, page 18

2. We note that you recorded $2,745,000 in stock based compensation related to stock issued for consulting services. Please tell us how you considered services. Please tell us how you considered paragraph 8 of SFAS 123 and EITF 96-18 in determining how to measure the fair value of the stock issued.

         Answer

         The stock based compensation was for shares issued to consultants under a Form S-8 registration statement. There is very little activity in the stock and at the time the audit was being performed and just prior to releasing the report, the consultants were selling their shares and the Company based the value of the compensation based upon the actual selling price of the shares as evidenced by documentation from the brokerage firm. This represented the best indication of what the share value was.

Note B - Summary of Significant Accounting Policies

Land Options, page 21

3. With respect to the referenced options, please provide us the following information for each type of options:

      o     Explain the major terms of the option agreement.

      o     Explain the nature of inventory not owned.

      o Tell us the amount and line item on the financial statements where you reported each of these transactions.

      o Refer us to the specific GAAP literature that supports your accounting for each of these transactions.

         Answer

         The company enters into agreements to purchase property. Because in many instances, some form of local or governmental approvals are required, the Company will put a non refundable deposit down. It has been the Company's policy to book the entire contract price charging land inventory with the offset to accounts payable. In performing research as to the accounting treatment, we researched other companies with similar operations. The one that we relied upon in particular was Hovnanian Enterprises, Inc. and Subsidiaries.

Post Development Completion Costs, page 21

4. With respect to those instances in which you have post development construction obligations relating to sold developments, please explain to us how you considered paragraph 45 of SFAS 66 in your accounting for these sales.

         Answer

         Should there be post development construction costs, after a project or specific group of lots are sold, such costs are charged to operations in the period incurred.

Note I - Commitment and Contingencies, page 25

5. In light of the restrictions on your ability to sell certain real estate holdings and to enter into certain business transactions, please explain to us how you considered these circumstances in your impairment test relating to these assets.

         Answer

         Management has indicated that the market value of all the properties is significantly in excess of the cost basis included in the historical financial statements. Management also expects the injunction by the Australian Government Agency to be resolved in the very near future, minimizing any trading activity.

FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2005

Financial Statements and Notes

General

6. Please refer to the statements of operation and cash flows. We note that you labeled the 2004 column as Restated. Please explain to us in detail the nature of the restatement.

         Answer

         The restatement refers to the fact that the numbers reported for the first quarter were not the same as reported for the first quarter of 2004 since the reverse merger took place and historical financial statements of the company replaced those of the predecessor Global Wireless Satellite Networks [USA], Inc.

         In connection with the foregoing responses we hereby acknowledge the following on behalf of the Company:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       ***

      Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700

                                Sincerely,

                                /s/Yoel Goldfeder

                                Yoel Goldfeder